UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

SCHEDULE 13D - A
(Under the Securities Exchange Act of 1934)

(Amendment No. 1)1

Highlands Insurance Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

431032101
(CUSIP Number)

Willis T. King, Jr.
122 Prospect Street
Summit, New Jersey 07901
(908) 277-2097
(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2001
(Date of event which requires filing of this statement)

	If the filing person has previously filed a statement on
 Schedule 13G to report the
 acquisition that
 is the subject of this Schedule 13D, and is filing this schedule because of
 Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [  ].

	Note.	Schedules filed in paper format shall include a signed original and five copies of
the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  5 Pages)


SCHEDULE 13D-A

CUSIP No. 431032101				Page 2 of 5 Pages


    1.	NAME OF REPORTING PERSON			Willis T. King, Jr.

	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [    ]
											(b) [ x ]

3. SEC USE ONLY

     4.	SOURCE OF FUNDS	N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   	IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			      [    ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER			534,546

8.	SHARED VOTING POWER			     0

9.	SOLE DISPOSITIVE POWER		534,546

10.	SHARED DISPOSITIVE POWER		     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON			534,546

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES						 [    ]

     13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.04%

     14.	TYPE OF REPORTING PERSON		IN


SCHEDULE 13D-A

CUSIP No. 431032101					Page 3 of 5 Pages


Item 1.  Security and Issuer

	This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by Highlands Insurance Group, Inc., a Delaware corporation
(the "Company"),
 whose principal executive
offices are at 1000 Lenox Drive, Lawrenceville, New Jersey 08648-0426.

Item 2.  Identity and Background

(a) This statement is filed by Willis T. King, Jr., an individual, with respect to the shares of the Company's
 common stock owned by him.

(b) Mr. King's address is 122 Prospect Street, Summit, New Jersey 07901

(c) Effective November 7, 2001, Mr. King resigned as the Chairman and Chief Executive Officer of the
Company and its subsidiaries, which are in the property and casualty business. The address of the Company is 1000 Lenox Drive, Lawrenceville, New Jersey 08648-0426.

(d) During the last five years, Mr. King has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. King has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. King is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

	Not applicable.

Item 4.  Purpose of Transaction

	Effective November 7, 2001, Mr. King resigned from his positions with the Company. As a result of his resignation, Mr. King forfeited his interest in 250,000 shares of
Restricted Stock granted pursuant to the
 Company's 1997 Restricted Stock Plan on May 10, 1999. Additionally, the following Options to purchase shares expired/terminated upon Mr. King's departure from the Company:
(i) Options to purchase 150,000 shares
granted on May 10, 1999; and (ii) Options to purchase 120,000 shares granted on May 9, 2001.

SCHEDULE 13D-A

CUSIP 431032101						Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased
 to be the beneficial owner of more than five percent of the class
 of securities check the following									[ x ]

As of the close of business on November 7, 2001, Mr. King owned beneficially 534,546 shares of
Common Stock, constituting 4.04% of the shares outstanding.
The percentage used herein is calculated based
 upon 13,228,688 shares of Common Stock shown as issued and outstanding in the Company's Proxy
Statement for the 2001 Annual Meeting of Stockholders to be held on December 7, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	There are no contracts, arrangements, understandings or relationships (legal or otherwise)
 among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

	None.

SCHEDULE 13D-A

CUSIP No. 431032101						Page 5 of 5 Pages


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SIGNATURE OF REPORTING PERSON
/s/   KING, JR., WILLIS T.
November 8, 2001
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form
with respect to the subject class of securities, and for any subsequent amendment containing information
which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities
 of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).